Exhibit 3.3
AMENDMENT TO BYLAWS
OF
PENFORD CORPORATION
Section 1.1 of Penford Corporation’s Amended and Restated Bylaws is amended and restated in its entirety by the following:
“1.1 Stock Certificates
Stock certificates of the Corporation shall be in such form as the Board of Directors may from time to time prescribe. Every stock certificate shall be signed by the Chief Executive Officer and the Corporate Secretary of the Corporation, unless otherwise designated by the Board of Directors. Any and all signatures on any such certificate may be a facsimile. In case any designated officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such an officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such an officer at the date of issue.”